United States securities and exchange commission logo





                              September 13, 2021

       William Harley, III
       Chief Executive Officer
       Greenrose Acquisition Corp.
       111 Broadway
       Amityville, NY 11701

                                                        Re: Greenrose
Acquisition Corp.
                                                            Amendment No. 1 to
Proxy Statement on Schedule 14A
                                                            Filed August 20,
2021
                                                            File No. 001-39217

       Dear Mr. Harley:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       References to previously issued comments relate to our letter dated July 2, 2021.

       Schedule 14A filed August 20, 2021

       Questions and Answers About the Proposals, page 20

   1. Where you discuss the liquidity of Greenrose shares, please revise to elaborate upon the
                                                        NEO Exchange, the
expected timing of listing, and any lack of assurances you may be aware of as to the
success of such listing.
   2. Where you discuss the equity stake of current stockholders of Greenrose and your
                                                        Sponsor, please revise
to clarify the percentage ownership of current vs. post-acquisition
                                                        Greenrose stockholders.
       Greenrose may not be able to complete the Qualified Business Combinations, page 33

   3. We note your revised disclosure, which speaks to the failure to meet the listing requirements on a
national security exchange. Revise to acknowledge that your securities
 William Harley, III
FirstName LastNameWilliam
Greenrose Acquisition Corp. Harley, III
Comapany 13,
September NameGreenrose
              2021        Acquisition Corp.
September
Page 2    13, 2021 Page 2
FirstName LastName
         are quoted on an OTC market, to discuss the related liquidity risks associated with such market, and to remove your references to a national securities exchange.
Risk Factors, page 33

4. We note your revisions in response to prior comment 8; however, it does not appear that you have addressed the differences between the public and private warrants.
5. We note your response to comment 11; however, we re-issue this comment to ask that you revise your disclosure to make it clear that, as redemptions increase, the per-share impact of the deferred underwriting fee will increase for each non-redeeming shareholder because that fee remains fixed no matter the redemption outcome.
Unaudited Pro Forma Condensed Combined Financial Information, page 83

6. We note your tabular disclosure on page 86; however, the table does not reflect the sources and uses of funds, including the impact upon the redemption scenarios you depict in the headers here. Please revise.
Proposal No. 2 - The Qualified Business Combinations Proposal, page 105

7. We note your revisions in response to comment 19. Specifically, we note that on page
         108 Greenrose compared the valuations of the Target Businesses with recent public market transactions deemed to be comparable. Please revise to disclose these recent public market transactions. Further, we note that on page 109 the Board noted that the multiples paid for the Target Businesses compared favorably to the multiples of the comparable publicly traded MSOs. For ease of comparison, please reproduce the multiples paid for the Target Businesses, as considered by the Board in recommending the transaction to shareholders.
8. Disclose why and when the updated projections were prepared, as you indicate on page
         108. If the Board did not take into account the updated projections in recommending the transaction, please make this clear.
9. We note your revised disclosure that Imperial Capital, LLC prepared certain presentations for you. Elaborate upon the role Imperial Capital, LLC played as an advisor to you. Tell us whether the presentation materials constitutes a report that is materially related to the transaction and, if so, provide the disclosures required by Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.
The Business Combination Agreements
Overview of the Transactions Contemplated by the Theraplant Business Combination Agreement
Consideration
Conditions to Closing
General Conditions, page 116

10. We note your response to comment 22 and the related new disclosure in this section.
 William Harley, III
Greenrose Acquisition Corp.
September 13, 2021
Page 3
         Please also disclose whether you will inform investors of any waiver of a material condition to closing.
Background of the Asset Purchase Agreement with True Harvest, page 133

11. We note your response to prior comment 28; however, this comment is not applicable to the Shango merger and the disclosure does not appear to have been deleted. Please revise or advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Theraplant
Adjusted EBITDA, page 174

12. We note your response to comment 39. $1.5 million of the adjustment for infrequent events is attributed to a fire in a grow room causing lost revenues and other expenses.
         Please clarify if you are making an adjustment for lost revenue and, if so, how you determined that it is appropriate.
Regulatory Approvals Required by the Qualified Business Combinations, page 199

13. We note your response to comment 42 and the related disclosure that you have made some state regulatory filings. Please disclose the status of these applications.
General

14. We note that, based upon the expected time frame for the regulatory approval for the acquisitions of Shango and Futureworks from applicable state regulators, you expect those acquisitions to close subsequent to the Qualified Business Combinations (Theraplant and
       True Harvest), and that the financial statements and pro forma information of Shango and
       Futureworks are no longer presented in this Proxy. Please tell us how probable you considered the acquisitions of Shango and Futureworks in the context of Rule 3-
       05(a)(1)(ii) of Regulation S-X, and how your conclusion influenced your assessment that removal of these financial statements and pro forma financial information was appropriate.
FirstName  LastNameWilliam Harley, III
Comapany
15.        NameGreenrose
       Clarify                Acquisition
               whether shareholders   willCorp.
                                          be given a separate opportunity to
consider and vote
       upon13,
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                 Shango
                      Pageand
                           3 Futureworks Business Combinations.
FirstName LastName
 William Harley, III
FirstName LastNameWilliam
Greenrose Acquisition Corp. Harley, III
Comapany 13,
September NameGreenrose
              2021        Acquisition Corp.
September
Page 4    13, 2021 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Amy Geddes at 202-551-3304 or Joel Parker, Accounting Branch
Chief, at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Mara Ransom, Office
Chief, at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Guy Molinari